September 17, 2010

Matthew R. Diehl, President
Swingplane Ventures, Inc.
220 Summit Blvd.    #402
Broomfield, Colorado  80021

      RE:  **Swingplane Ventures, Inc.**
           **Registration Statement on Form S-1, as amended**
           **Filed August 18, 2010 and August 25, 2010, respectively**
           **File No. 333-168912**

Dear Mr. Diehl:

We have reviewed your registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1.  Please provide the information required by Item 501(b)(3) of Regulation S-K. Consider providing such information in tabular format.

2.  Please state in the second paragraph that all "monies will be <u>promptly</u> returned to investors…"

Item 3.  Prospectus Summary

The Company, page 5

3.  Please disclose here or in the Business section whether the company's president, Mr. Diehl, has performed all of the functions listed as development activities or whether he has enlisted the help of others with specific experience in those areas.

4.  You state on page 5 that "independent commissioned sales representatives work as middlemen between Swingplane Ventures and the retailers."  Please clarify whether you have retained any independent commissioned sales representatives.  To the extent you have, please disclose the material terms of these arrangements or agreements and file as exhibits.

The Offering, page 6

5.  We note the references to selling security holders in this section and elsewhere in the prospectus. Please explain, given the fact that this is a company offering. Please revise the disclosure in this section to reflect the offering being conducted by the company.

6.  We note that 13,500,000 shares are issued and outstanding; however, the disclosure in the financial statements and on page II-2, Item 15. Recent Sales of Unregistered Securities indicates that there are 10,000,000 shares outstanding. Please reconcile.

Risk Factors, page 7

7.  Please revise the second risk factor to disclose the amount and percent of time Mr. Diehl devotes to your business. Discuss the fact that Mr. Diehl has other businesses that compete for his time.

8.  We note the disclosure in risk factor four that you have not generated sufficient cash from operations to be profitable. Please revise the disclosure to clearly state that you have not generated any cash from operations to date.

9.  Risk factor 15 states that you established the offering price based on your recent sale of stock at par value. Par value is $.001 per share. Your offering price is $.01. Please explain in greater detail how this offering price was determined and how it relates to the par value.

10. It appears that Mr. Diehl has no experience with an apparel business. Please revise to add appropriate risk factor disclosure.

Item 4.  Use of Proceeds, page 10

11. We note the disclosure on page 22 that "any line item amounts not expended completely, as detailed in the Use of Proceeds, shall be held in reserve as working capital and subject to reallocation to other line item expenditures as required for ongoing operations. The company may reserve the right to change the use of proceeds, provided that such reservation is due to certain contingencies that are discussed specifically and the alternatives to such use in that event are indicated. See Instruction 7 to Item 504 of Regulation S-K. Please revise the disclosure accordingly.

Item 6.  Dilution, page 11

12. Please include a comparison of the public contribution under the proposed public offering and the effective cash contribution of the current stockholder, as required by Item 506 of Regulation S-K. Consider providing such information in tabular format.

Deposit of Offering Proceeds, page 13

13. Please delete the reference to "minimal interest bearing" in this section; we note in section 2.1 of the Escrow Agreement that the bank account is a non-interest bearing account.

Non-Cumulative Voting, page 13

14. Please revise the discussion in this section.  The second sentence discusses cumulative voting rights, but the discussion is actually describing voting when there are not cumulative voting rights.

Description of Business, page 14

15. We note a variety of statements throughout the prospectus that appear promotional in nature.  Please provide the basis for these statements or remove.  For example and without limitation, we note the statement that "[S]wingplane Ventures is one of the first golf apparel companies to offer the fit, fabrics, and designs that younger golfers…", that there is less competition at present in the use of "lightweight and breathable fibers," "sales can potentially reach local and foreign markets on an extensive scale," that "successful design elements and company branding will give Swingplane Ventures versatility in marketing few other companies are currently experiencing," and that Swingplane "could potentially affect approximately 2 billion young people with its marketing."

16. Please discuss your proposed distribution methods for your proposed products.  See Item 101(h)(4)(ii) of Regulation S-K.

Business Overview, page 15

17. Please identify the person responsible for your "initial design" and discuss the material terms of any arrangement or agreement for this initial design.

18. Briefly outline that individual's experience in clothing design and state whether or not there is or will be a contract with the company to design for Swingplane.

19. We note that Mr. Diehl has identified contractors "that have expressed an interest in working with him to further the business of the Company."  Please expand your disclosure to discuss whether you have entered into any arrangements or agreements with any of these contractors.  If you do not have any arrangements or agreements, please remove the specific reference to the contractor with over 10 years of industry experience.

Industry Analysis and Competition, page 16

20. We note references to the sources of information in the business section, such as the reference to Sundale Research's State of the Industry report and the National Golf Foundation. Please provide a citation to where such information can be found and provide us supplementally with copies of these reports.

21. Please provide a more detailed discussion of the competitive business conditions, in particular among the lower priced competitors, and the smaller reporting company's competitive position in the industry, as required by Item 101(h)(4)(iv) of Regulation S-K.

Delineation of the Market Area and Identification of Target Markets, page 16

22. Given the early development stage of the company, please remove the statement that you plan for wholesale profit margins ranging from $5 to $10 per garment and double that with direct retail. Such information appears speculative at this time.

Month Growth Strategy and Milestones, page 18

23. Please address how you intend to finance the milestones in the event you do not realize the proceeds from this offering. We may have further comment.

24. Please provide consistent disclosure in the milestones with the milestones in the MD&A section. For instance, we note the MD&A refers to purchasing garments for sale and promotional distribution efforts but the milestones in this section do not include similar discussion.

Management's Discussion and Analysis of Financial Condition and Results of Operations, pages 20

25. We note your disclosure on page 20 and 21 that the Company has a negative current ratio. Please revise or explain to us the basis for this disclosure. In that regard, you have current assets of $10,000 and current liabilities of zero at June 30, 2010.

Directors and Executive Officers, page 23

26. Please provide more detailed disclosure of Mr. Diehl's other business activities. We note on page 15 that he has "over 10 years of experience in bringing small and development stage companies to successful operations." Other than his role at TapSlide, Mr. Diehl appears to have been in sales. We also note that TapSlide does

not appear to have had operations to date.  Lastly, please identify the several privately held companies where you have served as an officer and director.

Background of Executive Officers…, page 23

27. Please identify the public companies for which Mr. Diehl served as an officer and director, as mentioned in the biographical information.

28. We note that Mr. Diehl has been CEO of TapSlide Inc.  Please reconcile with the reports filed by TapSlide, which indicate that Mr. Diehl is COO.  Please also provide clear disclosure that Mr. Diehl is a director of TapSlide, as required by Item 401(e)(2) of Regulation S-K.  In addition, we note that TapSlide is delinquent in its reporting obligations.  Please provide disclosure regarding this fact and add a risk factor.  In addition, we note that the executive offices for TapSlide are the same as for Swingplane.  Please discuss.

29. Please remove the last two sentences of this paragraph, as that information does not pertain to Mr. Diehl's business experience.

Notes to Financial Statements, page F-7

30. Please revise to disclose the date through which you have evaluated subsequent events and whether that date is either the date the financial statements were issued or available to be issued.  Refer to FASB ASC 855-10-50-1.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John Archfield, accountant, at (202) 551-3315 or Ryan Milne, accounting reviewer, at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Janice McGuirk, examiner, at (202) 551-3395 or Pam Howell, legal reviewer at (202) 551-3357 with any other questions.

Sincerely,

John Reynolds,
Assistant Director

cc: via fax to Clifford J. Hunt, Esq.
(727) 471-0447